FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


December 6, 1999


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press  Release,  dated December 6, 1999,  of St. Laurent Paperboard
             Inc. announcing that it has purchased the remaining 51% interest in voting stock of Eastern Container Corporation.

On December 6, 1999 St. Laurent Paperboard Inc. issued a press release announcing that it has purchased the remaining 51% interest in voting stock of Eastern Container Corporation.

Exhibit I -- Press  Release,   dated December 6, 1999, of St. Laurent Paperboard
             Inc. announcing that it has purchased the remaining 51% interest in voting stock of Eastern Container Corporation.


                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  December 6, 1999

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I
PRESS RELEASE
For immediate release



                    St. Laurent Paperboard Inc. purchases the remaining
                       51% interest in Eastern Container Corporation


Montreal, Quebec, December 6, 1999 - St. Laurent Paperboard Inc. ("St. Laurent"), Montreal, Quebec (TSE: SPI; NYSE: SLW) announces that it has purchased the remaining 51% interest in voting stock of Eastern Container Corporation ("Eastern") held by an independent Canadian investor (the "Investor").

The acquisition of the 51% majority interest was paid in cash. Under the original terms of its agreement with the Investor, St. Laurent had the ability to pay for such acquisition, at its option, by way of cash or the issuance of common shares of St. Laurent.

This acquisition corresponds with St. Laurent Paperboard's strategic objectives, namely focusing on value-added quality niche products, and maximizing shareholder value by increasing its integration level through growth in value-added conversion.

Eastern is a value-added specialty and protective packaging manufacturer of corrugated/wood/foam packaging, corrugated sheets and containers, industrial and consumer packaging, and point of purchase displays and packaging for the retail and high tech industries. Eastern operates three corrugated converting facilities in Massachusetts and serves the New England States and greater New York markets. Eastern employs approximately 560 people at its facilities.

St. Laurent Paperboard Inc. is a major North American producer of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,200 employees, including Eastern, serving a diverse customer base in North America and selected international markets. St. Laurent operates four primary mills and 16 packaging facilities in Canada and the United States.


INFORMATION:

Mr. Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel: 514-864-5102

http://www.stlaurent.com